Delisting Determination,The Nasdaq Stock Market, LLC,
May 7, 2009, Innovative Card Technologies, Inc. The Nasdaq Stock Market, Inc. (the Exchange) has determined to remove from listing the common stock of Innovative Card Technologies, Inc. (the Company), effective at the opening of the trading session on May 18, 2009. Based on a review of the information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Marketplace Rule
5550(b)(1). (Rule 5550(b)(1) was enumerated as Marketplace
Rule 4310(c)(3)(B) at the time of the determination.)
The Company was notified of the Staffs determination on August 19, 2008. The Company requested a review of the Staffs determination before the Listing
Qualifications Hearings Panel. Upon review of the information provided by the Company, the Panel issued a decision on December 3, 2008, which granted an exception until February 17, 2009, conditioned upon the Company regaining compliance by that date. The Company did not regain compliance and on February 18, 2009, the Panel notified the Company that it did not qualify for inclusion on the Exchange based on its failure to comply with the following Marketplace Rule: 5550(b)(1).
Trading in the Companys securities was suspended on February 20, 2009. The Company did not request a review of the Panels decision by the Nasdaq Listing and Hearing
Review Council. The Listing Council did not call the matter for review. The Panels Determination to delist the Company became final on April 6, 2009.